Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

	Year Ended December 31,
	2011	2012	2013	2014	2015
Earnings:
Income (loss) before income taxes	$(25,653)	$(71,135)	$(28,213)	$(21,786)	$43,822
Add Fixed Charges (from below)	329	225	187	250	221

Total income (loss) to cover fixed charges	(25,324)	(70,910)	(28,026)	(21,536)	43,601

Fixed Charges:
Interest expense	—	—	—	—	—
Interest component of rent expense(1)	329	225	187	250	221

Total fixed charges	329	225	187	250	221

Ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)	N/A (3)	N/A (3)	227

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)

We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.

(3)

Earnings were insufficient to cover fixed charges for this period. The amount of the coverage deficiency was $25.7 million, $71.1 million, $28.2 million and $21.8 million for the years ended December 31, 2011, 2012, 2013, and 2014, respectively.